Nectar of the Gods Corporation

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	120.00
Checking at Village Bank	3,231.78
Savings at Village Bank	0.00
SBA Account (PPP)	1,000.00
Square Clearing	0.00
Stripe Clearing	0.00
Total Bank Accounts	**$4,351.78**
Other Current Assets	
Employee Cash Advances	0.00
Inventory	0.00
Finished Goods	8,532.00
Inventory in Process	103,153.30
Raw Materials	4,420.00
Retail Merchandise	2,300.00
Total Inventory	**118,405.30**
Total Other Current Assets	**$118,405.30**
Total Current Assets	**$122,757.08**
Fixed Assets	
Accumulated Depreciation	-92,634.00
Bee Hives	4,745.77
Computers	3,297.85
Equipment	49,322.67
Furniture and Equipment	12,911.37
Leasehold Improvements	70,543.97
Sign	1,200.00
Vehicle	3,600.00
Work in Progress	0.00
Total Fixed Assets	**$52,987.63**
Other Assets	
Accumulated Amortization	-24,628.00
Development Fees	2,500.00
Hive Litigation Receivable	14,500.00
Insurance Bond	100.00
Loan Costs	4,778.00
Loan Shareholder	-107,265.08
Organizational Costs	37,902.58
Security Deposit - Rent	1,554.40
Utility Bond	100.00
Total Other Assets	**$ -70,458.10**
TOTAL ASSETS	**$105,286.61**

Nectar of the Gods Corporation

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One CC	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Due to Employees	0.00
Gift Cards	2,931.81
Indiegogo Crowdfunding	0.00
Loans Payable - Misc	0.00
Payroll Liabilities	0.01
Rental Deposit	0.00
RIC- Meals Tax Payable	3,848.75
Sales Tax Payable	1,500.00
Square Capital Liability	24,450.57
Total Other Current Liabilities	**$32,731.14**
Total Current Liabilities	**$32,731.14**
Long-Term Liabilities	
Loan Payable - Bill Cavender	0.00
Loan Payable - Jayne Heffner	0.00
Loan Payable - John Tucker	0.00
Loan Payable - Kovach	0.00
Loan Payable - Rozman	10,346.79
SBA Loan - Celtic Bank	3,962.24
EDIL Loan	255,000.00
PPP Loan	0.00
Total SBA Loan - Celtic Bank	**258,962.24**
Total Long-Term Liabilities	**$269,309.03**
Total Liabilities	**$302,040.17**
Equity	
Capital Stock - Nectar 401k	55,000.00
March Helms Investment	10,000.00
Retained Earnings	-280,983.95
Shareholder Contributions	0.00
Shareholder Distributions	0.00
Shareholder Dividends	0.00
TD Ameritrade Investment	0.00
Net Income	19,230.39
Total Equity	**$ -196,753.56**
TOTAL LIABILITIES AND EQUITY	**$105,286.61**